

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

<u>Via E-mail</u>
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re: CommonWealth REIT**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on April 1, 2013**
> **File No. 001-09317**

Dear Mr. Popeo:

We have the following comment on your filing.

<u>General</u>

1.   Section 2.3 of your declaration of trust provides that a trustee may be removed with or without cause by vote or consent of holders of shares representing two-thirds of the total votes then outstanding. We note disclosure in your public filings to this effect. We understand that the company has recently taken the position with the Maryland House of Delegates that Section 3-803 of the Maryland General Corporation Law prohibits the removal of the company's trustees without cause, despite Section 8-205(b)(3) of that article, which provides that trustees divided into classes may be removed without cause if the declaration of trust so provides. Please advise us on this matter, with a view towards revised disclosure.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP